T 604.682.3701 Suite 400, 455 Granville Street ir@coralgold.com F 604.682.3600 Vancouver, BC V6C 1T1 www.coralgold.com

March 6, 2008
   Trading Symbols: TSX Venture – CLH
  US;OTC.BB – CLHRF
  Berlinand Frankfurt– GV8

INVESTOR RELATIONS SERVICES

Coral Gold Resources Ltd. (the “Company”) announces that it has entered into an investor relations agreement (the “Agreement”) with Three-Five Communications (“Three-Five”) of Vancouver, British Columbia. Three-Five will be responsible for communicating with the investment community, including liaising with the Company’s shareholders and prospective shareholders.

In consideration for the services rendered, the Company has agreed to the amount of $6,000 per month for a term of one year unless terminated by the Company at any time after 90 days of the execution of the Agreement. The Company expects to pay the costs of this Agreement from general working capital. The Agreement may be extended upon mutual agreement in writing by the parties. Under the Agreement, the Company also grants incentive stock options to Three-Five for the purchase of 100,000 shares at a price of $1.11 per share exercisable on or before March 4, 2013. The options are subject to a stock option plan and are subject to TSX Venture Exchange approval.

The Company deals with Three-Five on an arm’s length basis.

ON BEHALF OF THE BOARD

“David Wolfin”

David Wolfin, President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.